SILVER STANDARD

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www.computershare.com/noticeandaccess

Notice of Availability of Proxy Materials for the Annual and Special Meeting of Shareholders of Silver Standard Resources Inc.

Meeting Date and Location

When: Wednesday, May 18, 2016
10:00 a.m. (Vancouver Time)

Where: Hyatt Regency Vancouver
655 Burrard St.
English Bay Room, 34th Floor
Vancouver, Canada

Notice and Access – Electronic Availability of Materials

You are receiving this notice as Silver Standard Resources Inc (the "Company") has decided to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Company's meeting. However, instead of a paper copy of the management information circular (the "Circular"), the financial statements and the management's discussion and analysis for the year ended December 31, 2015, shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. We remind you to access and review all of the important information contained in the Circular and other proxy materials before voting.

The Circular and other relevant materials are available at:

http://ir.silverstandard.com/agm.cfm

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Shareholders may request to receive paper copies of the current meeting materials by mail at no cost. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than 10 business days before the meeting. If you do request the current materials, please note that another voting instruction form or proxy will not be sent; please retain your current one for voting purposes.

To obtain paper copies of the materials prior to meeting or after the meeting please call:

Toll Free - within North America – 1-888-338-0046

Direct - outside North America - 1-604-484-8217

Matters to be Voted on at the Meeting

The resolutions to be voted on at the meeting are listed below along with the Sections within the Circular where disclosure regarding the matter can be found.

1. Number of Directors – To set the number of directors at seven. See section "*Election of Directors*" of the Circular

2. Election of Directors – To elect directors of the Company for the ensuing year. See section "*Election of Directors*" of the Circular

3. Appointment of Auditors – To appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and to authorize the board of directors of the Company (the "Board") to fix their remuneration. See section "*Appointment of Auditors*" of the Circular

4. Advisory Vote on Executive Compensation – To consider a non-binding advisory resolution accepting the Company's approach to executive compensation. See section "*Advisory Vote on Executive Compensation*" of the Circular

5. Approval of Share Issuance Resolution – To consider, as same may be amended and, if thought advisable, to pass, with or without amendment, an ordinary resolution to approve the issuance of such number of common shares of the Company as may be required to be issued pursuant to the terms of the arrangement under Section 192 of the *Canada Business Corporations Act* involving the Company and Claude Resources Inc. See section "Approval of Share Issuance Resolution" of the Circular

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Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. In order for your vote to be counted at the meeting, you must vote using the methods reflected on your enclosed proxy or voting instruction form. Proxies completed by registered shareholders must be received by the Company's transfer agent, Computershare Trust Company of Canada, by 10 AM (Pacific Time) on May 16, 2016, by mail, fax, telephone or over the internet. Beneficial shareholders must follow the instructions found on their voting instruction forms.

PLEASE VIEW THE CIRCULAR PRIOR TO VOTING

Shareholder Questions

If you have any questions or require assistance in voting your proxy or voting instruction form, please contact the Company's proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by email at assistance@laurelhill.com.